

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
P. O. Box 787
Lebanon, TN 37088-0787

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-25225**

Dear Mr. Hyatt:

We have reviewed your responses to the comments in our letter dated March 14, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Director Compensation Table, page 23

1. Although we note your response to our prior comment four, please confirm that in future filings you will revise your disclosure to clarify that you have disclosed the aggregate grant date of stock awards in the Director Compensation Table as computed in accordance with FASB ASC Topic 718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Lawrence E. Hyatt
Cracker Barrel Old Country Store, Inc.
April 4, 2011
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at 202-551-3601 or me at 202-551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Lawrence E. Hyatt
                (615) 443-9818